For Period ended 09/30/2017                                   Series 8, 10, 12
File Number 811-7852


Sub-Item 77D:  Policies with respect to security investments
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USAA CALIFORNIA MONEY MARKET FUND

USAA NEW YORK MONEY MARKET FUND

USAA VIRGINIA MONEY MARKET FUND

SUPPLEMENT DATED JUNE 14, 2017

TO EACH FUNDS PROSPECTUS

DATED AUGUST 1, 2016

The Board of Trustees (Board) of USAA Mutual Funds Trust (the Trust) has approved a Plan of Liquidation and Dissolution (the Plan) for USAA California Money Market Fund, USAA New York Money Market Fund, and USAA Virginia Money Market Fund (the Funds) pursuant to which the Funds will be liquidated on or about
July 26, 2017 (the Liquidation Date). In approving the liquidations, the Board determined that the liquidation of each Fund is in the best interest of that Fund and its shareholders.

The Funds may begin positioning their respective portfolios for liquidation, which may cause a Fund to deviate from its stated investment objective and strategies. It is anticipated that each Fund's portfolio will be positioned into cash on or some time prior to the Liquidation Date. Effective as of the close of business on June 14, 2017, each Fund will be closed to new investors.

Shareholders of a Fund may redeem their shares prior to the Liquidation Date in accordance with the procedures described in the Fund's prospectus. If you choose not to do so prior to the Liquidation Date, we will redeem your Fund shares in accordance with the Plan and send you a check equal to the net asset value of your shares as of the Liquidation Date.

Please call one of our member service representatives at 800-531-1759, and they will be able to offer you further assistance in providing options to make an investment choice intended to help you meet your financial goals.

PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE.